Exhibit 6.7

Employment Agreement

According to the terms of this agreement, Gin & Luck LLC (employer), will employ Marie D’Antonio (employee), in the position Controller beginning on January 1, 2019.

Controller Duties and responsibilities

The Controller is responsible for the accounting operations of the company and its subsidiaries, including (but not limited to) financial, budgeting, planning, compliance and human resources activities of Gin & Luck LLC, its subsidiaries: Proprietors LLC and the Death & Co properties (Denver, Los Angeles, New York).

Budgets & Financial Planning

•	Track and maintain various internal financial aspects of the company
•	Control how the budget will be spent and monitor financial goals for the company
•	Oversee the monetary inflow and outflow of fixed and variable costs
•	Ensure compliance with federal, state, and local regulatory requirements
•	Oversee the preparation and evaluation of budgets, and other financial operating reports. Present findings and recommendations to executives
•	Collaborate with the executive team to create a financial plan, goals, and benchmarks for the company
•	Convene with managers to determine the financial needs of each department for the forthcoming fiscal year
•	Provide the guidelines through which the company prepares its annual budget and forecasts
•	Budget analysis to monitor the distribution of funds throughout an organization

New Properties

•	Oversee all financial functions including accounting, budget, insurance, tax, and compliance for each new property
•	Implement and maintain the accounting principles, practices, and procedures for each new property
•	Establish and monitor internal control measures
•	Establish and maintain employee benefits and HR procedures for each new property

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Cost Control

•	Maintain a documented system of accounting policies and procedures
•	Oversee the operations of the accounting department, including the design of its organizational structure adequate for achieving the department’s goals and objectives
•	Oversee the accounting operations of its subsidiaries, especially their control systems, transaction-processing operations, and policies and procedures
•	Prepare financial reports for internal users of a company, such as management or executives and external users such as investors
•	Work in conjunction with leadership to measure the cost of producing services by determining the fixed and variable expenses necessary for operations
•	Oversee the cost control systems, manage and interpret cost audits, and report findings to top management
•	Monitor department annual budget and report variances to executives

Compliance

•	Design and implement programs, policies, and practices to ensure that properties are in compliance with federal, state, and local regulatory requirements
•	Ensure all legal, treasury, and tax documentation is properly maintained and secured, and that all statuary and fiscal reporting requirements are satisfied, which includes any governmental requirements for permits and licenses
•	Ensure adequate insurance coverage is maintained to protect the assets of the organization with particular regard to the requirements contained in contracts

•	Track laws and regulations that might affect the organization’s policies
•	Monitor and report compliance issues to executives

Accounting

•	Preparation of timely and complete monthly financial statements. Ensure that reported results comply with GAAP (Generally Accepted Accounting Principles)
•	Execute top level general ledger account reconciliations, accurate reporting, and data verification to enable senior staff to analyze options and make financial decisions aligned with company objectives
•	Manage payroll and labor costing
•	Ensure that accounts payable are paid in a timely manner
•	Ensure that accounts receivables are collected promptly
•	Process payroll in a timely manner
•	Ensure periodic bank reconciliations are completed
•	Ensure that required debt payments are made on a timely basis
•	Maintain the chart of accounts
•	Maintain an orderly accounting filing system
•	Maintain a system of controls over accounting transactions
•	Oversee the preparation of the annual tax returns for Gin & Luck and all of its subsidiaries
•	Reconcile and prepare 1099-MISC, 1099-INT, and Sales Tax Filings

Note: This job description is not intended to be an exhaustive list of all duties, responsibilities or qualifications associated with the job

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Reporting Lines

The Controller reports to and maintains daily communication with the COO and the CEO. The Controller also reports to the owners on a weekly basis and to the board on a quarterly basis.

Compensation

Salary:	The annual salary of the Controller is $80,000.00.

Bonus:	The Controller is entitled to a bonus equal to 25% annual salary, equal to $20,000 or $5,000 per quarter, assessed on a quarterly basis. The Controller will be measured on a criterion of accurate and timely fulfillment of accounting duties. Key metrics will be based on publishing the financial statements by the 15th of the month, ensuring accounts payables are paid within their terms (net 10, net 30 etc) and accounts receivable are collected within 60 days. A discussion of performance may or may not result in the implementation of performance-based bonuses.

Equity Vesting:	Subject to approval by the Board of Managers in its sole discretion, the Company will recommend you for a sum certain equity grant of 113,750 Profits Interest Units, at a per unit threshold amount equal to the fair market value of such unit on the date of grant, as determined by the Board of Managers at the time of grant. Your unit grant shall be subject to (i) vesting pursuant to the Company’s standard vesting schedule, with 25% of the total number of units vesting on the one-year anniversary of the signing of this employment agreement, and the remaining units vesting in 36 equal monthly installments thereafter, with all such vesting subject to continued employment or service to the Company through the applicable vesting date, and (ii) such other terms and conditions as shall be set forth in a written unit grant agreement, and Company operating agreement to be entered into between you and the Company, copies of which shall be provided following Board of Managers approval. As a condition to such grant, the Company may require you to enter into one or more other written agreements by and among the Company and its equity-holders, providing for, among other things, restrictions on transfer of share of capital equity of the Company held by you, agreements regarding the voting of such equity, and a standard lock-up agreement.

Healthcare:	The Controller is eligible to participate in provided healthcare offerings (including dental and vision).

Cellphone:	Gin & Luck will provide and cover all related carrier costs for the Controller’s cell phone

Laptop	Gin & Luck will provide a laptop for the Controller to perform their role, including the cost of any maintenance for the upkeep of the function of the computer.

Education & License:	Gin & Luck will cover the costs of continued education expenses in order to obtain and comply with the state board’s CPA requirements. In addition, the costs of maintaining the CPA license annually.

Pay schedule:	The Controller will be paid according to organization’s pay schedule on the 1st and 15th of each month.

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Work hours/Schedule

The Controller expected to work five days a week, respond to emails, slack and scheduled calls throughout the day, and be “on call” for one additional day per week if needed. It is understood that the Controller’s work hours may deviate from a standard work day – with occasional expanded hours and duties – and should days or times be “off limits” they must be communicated to the team – including regular days off (e.g. weekends, on call or off call).

Flexible vacation company policy

The Gin & Luck vacation policy allows employees to take as much leave as they need. This policy is based on mutual trust between employer and employee. The policy doesn’t limit the amount of paid time off an employee can take. It does establish a minimum time off level. Employees will have to take at least 10 days off each year.

Employees don’t accrue time-off, so the company will not compensate unused leave. This policy doesn’t interfere with legally established leaves like maternity and paternity leave. Employees should use at least the legal amount. Any vacation leave they choose to take is separate.

Employees are obliged to:

•	Avoid abusing this policy by taking time off that negatively impacts their job and the company.
•	Communicate and collaborate with his/her superior or team to ensure everyone takes leave without disrupting operations.
•	Plan to delegate, postpone, or otherwise manage projects that will be affected by their time off

Any planned vacations or days off must be communicated to and approved by the Chief Operating Officer in advance. For vacations, at least two weeks advanced notice is required.

Annual performance review

Performance of the Controller will be reviewed annually reviewed annually by the CEO and COO based on criteria agreed upon by Gin & Luck leadership, ownership, and the board.

Confidentiality, Non-Solicitation and Non-Compete Agreement: As a material condition to your employment, you shall be required to execute and deliver to the Company, upon acceptance of this offer of employment, the Confidentiality, Non-Solicitation and Non-Compete Agreement, between you and the Company, in the form attached hereto as Exhibit A (the “Restrictive Covenant Agreement”). You acknowledge and agree that the obligations and restrictions imposed on you under the Restrictive Covenant Agreement are a material inducement to the Company’s offer of employment to you hereunder and a material condition to your employment by the Company hereunder.

Taxes; Withholding: You hereby acknowledge and agree that, notwithstanding any provision herein to the contrary, the Company shall have the power to withhold from (and thereby reduce) any payments of salary or other compensation or benefits due to you under this agreement or under any other plan, policy, benefit or agreement of or with the Company, or (to the extent that taxes are under-withheld on amounts previously paid by the Company to you or taxes are due on income taxable to you without the receipt of sufficient cash) require you to remit to the Company promptly upon notification of the amount due, an amount, determined in the Company’s sole discretion, in each case as necessary to satisfy all of the Company’s obligations regarding federal, state, local and foreign withholding tax requirements (including social security, employment and similar payroll deductions) with respect to your compensation pursuant to this agreement and/or with respect to any other payment of cash, or issuance or delivery of any other property, to you or to any third party for your account or benefit, and the Company, as applicable, may defer any such payment of cash or issuance or delivery of such other property until such requirements are satisfied, in the Company’s sole discretion. Notwithstanding anything to the contrary herein, you acknowledge and agree that you are responsible for payment of any and all personal income tax obligations to any and all applicable local, state, federal or foreign agencies associated with your compensation from the Company.

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Section 409A. This Agreement is intended to comply with Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

Notwithstanding any other provision of this Agreement, if any payment or benefit provided to you in connection with your termination of employment is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and you are determined to be a "specified employee" as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date (the "Specified Employee Payment Date"). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

Enforceability: It is the desire and intent of you and the Company that the provisions of this agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. In case any provision of this agreement shall be finally determined by a court or competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be deemed to be deleted, but the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Governing Law; Consent to Jurisdiction: This agreement shall be governed by and construed in accordance with the laws of the State of California (without giving effect to any choice of laws or conflicts of laws provisions). Each of the parties hereby irrevocably and unconditionally submits to the jurisdiction of the United States District Court for the Central District of California and/or any state court of the state of California located in Los Angeles, California, and irrevocably agrees that all actions or proceedings arising out of or relating to this agreement or the transactions contemplated hereby may be litigated in such courts. Each of the parties irrevocably waives any objection which he, she or it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. You and the Company agree that (a) service of process in any such action or proceeding may be effected in any manner permitted for giving of notice in this agreement and/or in any other manner permitted by applicable law, and (b) any judgment or award rendered on or in respect of this agreement may be entered in and enforced by any court in the world having jurisdiction.

Waiver of Jury Trial: Each of the parties hereby waives, to the fullest extent permitted by applicable law, any right he, she or it may have to a trial by jury in respect of any action or proceeding arising out of, under or in connection with this agreement. Each of the parties (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that the other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that he, she or it and the other party hereto have been induced to enter into this agreement, by, among other things, the mutual waivers and certifications contained herein.

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Miscellaneous: No modification, amendment or waiver of any provision hereof, or consent required hereby, nor any consent to any departure herefrom, shall be effective unless it explicitly states the intent of both parties hereto to supplement the terms herein and is in writing and signed by the parties hereto. This Agreement is personal to you and shall not be assigned by you. Any purported assignment by you shall be null and void. You hereby acknowledge and agree that the Company may assign its rights and obligations under this agreement and in and to any and all intellectual property owned by or assigned to it pursuant to this agreement and/or the Restrictive Covenant Agreement without restriction. The provisions hereof, together with the Restrictive Covenant Agreement, contain the entire agreement among the parties hereto with respect to the matters set forth herein (and therein), and supersede all prior agreements or understandings among the parties hereto with respect to the matters set forth herein (and therein). This agreement may be executed in one or more counterparts, each executed counterpart (including executed counterparts delivered by facsimile or by e-mail) to be deemed an original instrument, and all such counterparts together to be deemed but one agreement. Any notice required or permitted to be given under this agreement shall be given in writing and shall be deemed effectively given upon personal delivery, upon delivery by nationally recognized overnight courier (signature or evidence of delivery required), or three (3) days following deposit in the mail, by registered or certified mail (return receipt requested), addressed to the other party hereto at their address hereinafter shown below their signature to this agreement (or in the case of the Company, to its principal office) or at such other address as such party may designate by written notice to the other party hereto in accordance with this provision.

At-Will Employment: You and the Company acknowledge and agree that, except as otherwise expressly provided by this agreement or any other written agreement between you and the Company, your employment by the Company is “at will” and may be terminated by either you or the Company at any time for any reason, or no reason.

Acknowledgment of Full Understanding. YOU ACKNOWLEDGES AND AGREE THAT YOU HAVE FULLY READ, UNDERSTAND AND ARE VOLUNTARILY ENTERING INTO THIS AGREEMENT, AND THAT YOU HAVE HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF YOUR CHOICE BEFORE SIGNING THIS AGREEMENT.

/s/ Marie D’Antonio	3/12/2019
Marie D’Antonio	Date

/s/ David Kaplan	3/12/2019
Authorized Representative	Date
Gin & Luck

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Appendix A

The following scales will be used to measure the variable performance bonus.

•	The table below will be used to calculate variable performance bonus in the areas of Operating Profit vs Budget.
•	Percent of standard earned will be based on percent of goal achieved as set forth in the table below:

FINANCIAL PERFORMANCE CALCULATION SCALE

Percent Goal Achieved	Percent of Standard Earned
85-90%	20%
91-95%	40%
96-100%	100%
101-105%	105%
106-110%	110%
111-115%	115%
116-120%	120%
121-125%	125%
126-135%	130%

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